UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bergantino, Jennifer J.
   11 Upland Road
   Arlington, MA  02174
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Product Marketing and Planning
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Non-Qualified Stock Op|$17.00  |11-04|D   | |34,688     |D  |12-01|06-17|Common Stock|34,688 |(3)    |0 (3)       |   |            |
tion                  |        |-96  |    | |           |   |-03 (|-04  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$21.625 |11-04|D   | |16,000     |D  |05-01|05-12|Common Stock|16,000 |(3)    |0 (3)       |D  |            |
                      |        |-96  |    | |           |   |-05 (|-05  |            |       |       |            |   |            |
                      |        |     |    | |           |   |2)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Exercisable in full on 12-01-03 or earlier in accordance with performance-based vesting conditions.
(2) Exercisable in full on 05-01-05 or earlier in accordance with performance-based vesting conditions.

(3) Pursuant to a letter agreement dated November 4, 1996 between the reporting person and the issuer, these options have been forfeited by the reporting person in exchange for the accelerated guaranteed payment to the reporting person by the issuer on or before January 1, 1997 of a portion of a formula-based bonus, the payment and amount of which is dependent upon the issuer's corporate results for the 1996 fiscal year.
SIGNATURE OF REPORTING PERSON
Jennifer J. Bergantino
DATE
11-15-96